VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

February 2, 2024

Re:	McGinley Orthopaedic Innovations, Inc.
Form 1-Z-W
File No. 024R-00682

To Whom It May Concern:

This letter is to inform the Securities and Exchange Commission that McGinley Orthopaedic Innovations, Inc. is hereby withdrawing the Form 1-Z filed on November 8, 2023.

s/Dr. Joseph McGinley

Dr. Joseph McGinley

CEO, President, Treasurer, Secretary of McGinley Orthopaedic Innovations, Inc.

(Date): February 2, 2024